Exhibit 99.1

Star Fashion Culture Holdings Limited Announces Receipt of Nasdaq Minimum Bid Price Notification

XIAMEN, Oct. 21, 2025 (GLOBE NEWSWIRE) -- STAR FASHION CULTURE HOLDINGS LIMITED (NASDAQ: STFS) (the “Company” or “STFS”) today announced that on October 6, 2025, STAR FASHION CULTURE HOLDINGS LIMITED (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from August 20, 2025 to October 3, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Nasdaq has provided the Company with an 180 calendar days compliance period, or until April 6, 2026, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

The Company is currently evaluating options to regain compliance and intends to timely regain compliance with Nasdaq’s continued listing requirement. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq continued listing requirement.

About STAR FASHION CULTURE HOLDINGS LIMITED

STAR FASHION CULTURE HOLDINGS LIMITED (the “Company”) is a content marketing solutions services provider with a mission to offer high-quality diversified services. We offer services focusing on (i) marketing campaign planning and execution; (ii) offline advertising services; and (iii) online precision marketing services. We assist customers in enhancing the effectiveness of their marketing activities and the value of their brand and products through our variety of services offered. The Company first began operations in August 11, 2015 through its operating subsidiary, Xiamen Star Fashion Culture Media Co., Ltd.

Safe Harbor Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to satisfy the closing conditions related to the offering, our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For enquiry, please contact:

STAR FASHION CULTURE HOLDINGS LIMITED

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

Tel: +86 13063138565